Filed Pursuant to Rule 433
Registration No. 333-116241

$1,500,000,000

LIBOR NOTES DUE DECEMBER 9, 2008

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse First Boston (USA), Inc.

Ratings:	Aa3 / A+ / AA-

Note type:	Global Senior Notes

Trade date:	December 5, 2005

Settlement date:	December 9, 2005 (T+4)

Maturity date:	December 9, 2008

Minimum Denominations:	$2,000 × $1,000

Total principal amount:	$1,500,000,000

Benchmark:	3-Month LIBOR

Re-offer spread:	+ 13 bps

Quarterly coupon:	3mL + 13 bps

Public offering price:	100.000%

Gross spread:	0.250%

Price to issuer:	99.750%

Net proceeds to CSFB:	$1,496,250,000

Interest Payment Dates:	Quarterly on the 9th of March, June, September, and December, commencing on March 9th, 2006. Subject to modified following business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date

Day count:	Actual/360

CUSIP:	22541LBR3

ISIN:	US22541LBR33

Sole Bookrunner (95.5%):	Credit Suisse First Boston

Co-managers (0.75% each):	BB&T Capital Markets, Inc. BNP PARIBAS Comerica Securities KeyBanc Capital Markets Mellon Financial Markets, LLC

Junior Co-managers (0.375% each):	The Williams Capital Group, L.P. Trilon International Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CSFB will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.